Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

November 12, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 294,320 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from November 4, 2024, up to and including November 8, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 126,843,528 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (126,843,528) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
04/11/2024	LSE	34,201	716.20
04/11/2024	BATE	7,478	717.70
04/11/2024	CHIX	31,041	717.63
04/11/2024	AQUIS	5,160	718.14
05/11/2024	LSE	32,544	701.01
05/11/2024	BATE	10,526	700.98
05/11/2024	CHIX	32,411	701.59
05/11/2024	AQUIS	3,362	701.05
06/11/2024	LSE	30,780	708.10
06/11/2024	BATE	10,343	709.25
06/11/2024	CHIX	35,137	706.75
06/11/2024	AQUIS	2,432	706.19
07/11/2024	LSE	17,311	719.32
07/11/2024	BATE	11,486	718.76
07/11/2024	CHIX	22,896	719.46
07/11/2024	AQUIS	7,212	719.81

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123